UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended

December 31, 2022

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

84-1803091

(I.R.S. Employer Identification No.)

707 W. 700 S, Suite 101, Woods Cross, UT 84087

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Company makes statements in this annual report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that the Company expresses or implies in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, the Company cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

PART II

Item 1.Business

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils. The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company was incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, the Company changed its name to “Sky Quarry Inc”.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Resources”) and 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”).

On September 16, 2020, the Company acquired a 100% membership interest in 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (referred to in this Annual Report as the “PR Spring Facility”) and a 100% undivided interest in certain asphalt bitumen exploration leases covering approximately 5,930 acres in the PR Spring region of Uinta County, Utah.

On September 16, 2020, the Company acquired 2020 Resources (Canada) Ltd., an entity which is currently inactive.

On September 30, 2022, the Company acquired Foreland Refining Corporation (formerly, Petro Source Resources), a company engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

The PR Spring Facility

The PR Spring Facility was constructed in 2019 and originally utilized a hybrid water/biosolvent recovery system for the separation of oil from oily sands and asphalt sludge. This process has since been shown to be uneconomic in the current environment and to use significant amounts of water. The retrofitting of the facility to process both waste asphalt shingles and to remediate oil saturated surface oil sands will utilize a proprietary benign petroleum based solvent (“ECOSolv”)

formulation for recovery, requiring very little to no water in the process. This same solvent process has been demonstrated in bench tests to be effective in the separation of waste asphalt shingles into its base components of oil, sand and fiberglass.

The Company intends to retrofit the PR Spring facility to utilize its ECOSolv process to recycle waste asphalt shingles into crude oil and clean sand, and to produce oil and asphalt paving aggregate from its bitumen deposits.

The Company also plans to develop a modular, asphalt shingle recycling facility design which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

The ECOSolv Process

Under the ECOSolv process, mined oil sands (or WAS pellets) are crushed and then mixed with a proprietary hydrocarbon-based waterless solvent and heated and agitated in a mixing vessel into a slurry. The solvent “washes” the sand clean and separates the sand from the pre-oil liquid asphalt. The freed ‘pre-oil’ is then processed during the separation stage and various products can be produced – WTI market bitumen, heavy oil or heavy crude oil. The solvent is extracted by separation, distillation and evaporation processes and is captured for re-use in the closed loop system, leaving clean heavy oil behind ready for sale. Separation of the sand is done by mechanical drying units, which evaporate and capture the solvent for reuse, leaving behind clean sand.

Bench testing for oil recovery from waste asphalt shingles was performed using samples containing 22% to 25% weight saturation asphalt bitumen content. The samples were processed using the Company’s ECOSolv process and resulted in an end product containing, on average, 20.8% bitumen and less than 1% solvent, implying a hydrocarbon recovery factor of up to 95% and solvent recovery of up to 99%.

PR Spring Asphalt Bitumen Leases

2020 Resources holds a 100% undivided interest in three contiguous asphalt bitumen leases (the “PR Spring Leases”) covering approximately 5,930 acres in the PR Spring region of Uintah County, Utah. The leases were issued by the State of Utah’s School and Institutional Trust Land Administration (“SITLA”) and requires payment of annual rent of $6,380 per year and minimum royalties of $63,800 per year. Once production from the bitumen deposit begins production royalties will be paid at 6.5% of gross sales per year.

The PR Spring oil sands deposit is located along the southeast flank of the Uinta Basin, formed during late Cretaceous and Early Tertiary Period. The deposit is within the Eocene-aged Green River Formation of the Douglas Creek Member. In general, the sands thicken to the southeast, closer to their source, becoming increasingly finer-grained and carbonate rich to the north and northwest.

The location of the project is amongst rugged topography, meaning the overburden thickness of the oil-saturated sands is highly variable. This variability directly effects the total volume to bitumen in-place calculations across the property. The target deposit is topographically high, which has resulted in erosion of much of the non-reservoir overburden. The mine pits have been proposed in an ideal location where the target resource is very shallow and thick with minimal overburden and outcropping at the surface in some locations. Well data in the mine pits is very dense and high quality, with 70 core holes in the Phase 1 mine pit locations and over 180 cored wells across PR Spring acreage. A detailed understanding of the reservoir can be achieved by analysis of this data.

Foreland Refining Corporation Eagle Springs Refinery

On September 30, 2022, the Company acquired 100% of the shares of Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The refinery has a “name plate” production capacity of 4,500 barrels per day (“bpd”), but over the past 2 – 3 years has produced an average of 1,500 barrels per day due to local constrained supply of heavy and light oil and past issues with logistics due to COVID-19 related work restrictions. In addition to securing additional crude oil from local producers, management anticipates that the heavy oil produced at PR Spring will be refined at the Eagle Springs refinery, resulting in increased production and revenues and higher efficiencies across the production chain.

The refinery’s major processing units include crude oil distillation, catalytic cracker, naphtha hydrotreating, and reforming units, which produce diesel, vacuum gas oil, naphtha, asphalt paving oil and other associated refined products.

Feedstock crude oil, consisting largely of heavy sulfur heavy oil is sourced from local producers in Nevada and Utah as well as other North American sources. All of the crude oil is delivered to the refinery by truck. Refined products are transported by third parties to wholesale, bulk, and retail customers primarily across Nevada, Utah and California and other North American jurisdictions.

Crude oil is received into the refinery tank farm and crude oil terminals, which include over 29,500 barrels of oil storage. The crude oil is processed through various refining units into products and where they are stored in the refinery’s 73,800 bbls of refined product specific tankage.

Revenue Streams

Foreland produces diesel, vacuum gas oil, naphtha and asphalt paving liquids, which is then sold through short-term and long-term contracts to our established long term customers and on the spot market.

The PR Spring facility, once operational, is expected to produce asphalt paving aggregate, a low-sulfur heavy oil product from mined bitumen sands and from remediated asphalt shingles to be sold to and refined by the Eagle Springs Refinery, and cleaned sand.

Products anticipated to be derived from the recycling of waste asphalt shingles include liquid asphalt cement, shingle granules and sand aggregate, limestone and fiberglass, which can be sold back to asphalt paving companies or shingle manufacturers.

Reserves

As of the date of this Annual Report, the Company did not have any proven reserves on its bitumen leases, primarily due to the fact that its ECOSolv process, which the Company will use to produce oil from the bitumen leases, has not been used in a commercial setting.

ASR Facilities

The first asphalt shingle recycling facility (“ASR Facility”) is intended to be built in 2024 in partnership with or as a standalone construction and demolition waste management facility. The Company believes that this will provide us with a steady supply of waste shingles, allow for quality control and collection of tipping fees. Discussions with other suitable facilities with existing waste shingle stockpiles are underway. The Company plans to deploy and commission the first ASR facility front end, which grinds, mills and extracts and separates the shingle product elements in Q4 of 2023 and two more front ends in the first half of 2024. Processed feedstock from the front-end modules will initially be shipped to the PR Spring facility for secondary remediation while “back end” modules are developed and fabricated to allow for complete on-site remediation.

The ASR Facility design will be capable of remediating waste asphalt shingles into their basic components – asphalt cement, shingle granules, sand aggregate, limestone and fiberglass – utilizing the ECOSolv separation process. These components will be sold for use as binding material and tar coat to the asphalt paving industry or to roofing shingle manufacturers. The Company’s plan of operations calls for the construction and operation of five or more ASR Facilities during the next five years.

Sky Quarry has identified target markets across the United States, with the potential to scale regionally to Virginia, Vermont, Alabama, Florida, and Maryland before addressing larger markets such as Los Angeles, Portland, and Seattle.

Waste Asphalt Shingle Market

According to the United States Environmental Protection Agency (U.S. EPA, 2020), about 15.1 million tons of waste shingles are generated annually. Waste asphalt shingles amount to about 8 percent of the total building-related waste in the US. Over 96 percent of these waste shingles end up in landfills, occupying over 23 million cubic yards of space.

This waste stream is only going to increase. Consider that four out of five homes in the US are roofed with asphalt shingles and that December 2021 saw the highest annualized housing starts (over 1.78 million single family dwellings) since 2006. Also consider that on average, nearly 6 million homes are reroofed each year, each roof being comprised of 1 to 3 tons of asphalt shingles. U.S. demand for residential roofing is projected to rise 0.7% per year to reach 164.1 million squares (20.5 million tons) in 2024.

Asphalt shingles cannot be composted. Given that asphalt shingles are manufactured from refined petroleum, incineration would result in the emission of gases hazardous to human health. By contrast, every ton of asphalt shingles that are recycled reduces the need for virgin oil by 2 barrels.

States and local agencies around the US are beginning to see the advantage of using recycled asphalt shingles ("RAS") in road infrastructure projects on county, city and state roads. They are using RAS in aggregate base courses and for granular base stabilization on local roads. Paving contractors in many states are using RAS for parking lots, private driveways and in HMA mixes for varied purposes such as patching and temporary roads. The most promising future market may be local governments. Over the last ten years, Minnesota DOT has been doing laboratory and field tests with RAS on hiking and biking trails and on town and county road sections, with positive results. Georgia DOT has also experienced good results using RAS on local roads to the extent that they have modified their HMA specifications to allow for 5 percent waste shingles in the total mix.

According to an industry survey conducted by the National Asphalt Pavement Association (NAPA), use of recycled asphalt shingles in asphalt mixtures increased by approximately 8 percent, from an estimated 586,000 tons in 2020 to 630,000 tons in 2021. It was further estimated by NAPA that a total of 921,000 tons of RAS was used in asphalt mixtures during the 2021 construction season, which is estimated to have reduced the need for 126,000 tons of asphalt binder (equal to over 690,000 barrels)  and about 315,000 tons of aggregate with a total estimated value of more than $69 million. Reclaiming 395,000 tons of unprocessed RAS for future use saved about 240,000 cubic yards of landfill space, and more than $21 million in gate fees for disposal in landfills.

From 2020 to 2021, estimated total asphalt mixture production in the United States increased to 432.4 million tons from 407.8 million tons, a 6 percent increase.

The Oil Sands Market

As an unconventional hydrocarbon resource, oil sands (or bitumen) hold hundreds of billions of barrels of oil on a worldwide basis. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits, the United States also has large oil sands resources that can be developed. In a 2007 Report entitled “A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)” (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the “2007 Report”), the authors reported the following estimates, which estimates were based upon source material published in 1979, 1987 and 1993:

•The United States has an estimated 76 billion barrels of oil-in-place (OIP) from bitumen and heavy oil contained in oil sands resources (OIP are not estimates of reserves or recoverable resources).

•In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits.

A substantial part of the oil sands deposits in the PR Spring Leases are accessible through outcroppings or in shallow depths with limited or no overburden. In the Company's view, the location and accessibility of oil sands deposits at PR Spring create an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in heavy crude oil production in countries such as Venezuela, Russia and the Ukraine makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract heavy oil and bitumen from the oil sands deposits in an economical and environmentally responsible manner. To that end, Sky Quarry aims to develop its oil sands leases in an economical and environmentally responsible manner.

Asphalt Paving Sales Market

Asphalt is a key infrastructure construction material noted for its durability, flexibility, and ability to withstand adverse weather conditions. Asphalt is widely used for resurfacing projects to extend the lifespan of existing infrastructure and to repair cracks, potholes, and deterioration. The asphalt market is driven by the demand for road infrastructure development, maintenance, and repair.

The paving infrastructure industry is seeing progress in the adoption of asphalt technologies aimed at elevating performance, durability, and sustainability, including the use of polymer-modified asphalt and warm mix asphalt, and the use of asphalt shingles and reclaimed asphalt pavement. Together, these innovations strive to extend the longevity, environmental impact, and durability of paving asphalt and to reduce the demand for virgin materials and promoting circular economy principles.

Recent favorable economic developments are expected to further boost overall activity and revenue in the construction industry where Federal and State government departments are investing in infrastructure projects such as highway or roadway repair, bridge and road construction and rehabilitation. Key examples include:

Infrastructure Bill

On November 15, 2021 President Biden signed into law a $1.2 trillion bipartisan package for new federal investments in America’s infrastructure over five years, including money for roads, bridges, mass transit, rail, airports, ports and waterways.  Over $110 billion of new funds is allocated toward improving the nation's roads and bridges, and investments in other major transportation programs.

Under the infrastructure package, $2.6 billion will be invested in roads and bridges in Utah over the next five years. Projects scheduled to start or already under construction in 2023 include a brand-new highway, new interchanges, widened freeways and highways, new paths for pedestrians and cyclists, maintenance to keep roads and bridges in good condition and improved access to a new state park. Under that same infrastructure package, Nevada will receive $2.5 billion to build and repair more than 1,090 miles of highways and $225 million for bridge replacement and repairs over five years.

Oil Refining and Sales Market

The process of converting crude oil into usable products is called refining. Refining is part of the midstream sector, one of the three main components of the oil and gas industry. The most commonly made product from one barrel of crude oil is motor fuel, particularly gasoline and diesel. Processed crude oil has a wide array of uses. Apart from being turned into transportation fuels, it is also a major feedstock in the petrochemical industry and the building block for plastics as well as products associated with infrastructure markets. Oil refineries across the world extract over 95 million barrels of crude oil per day. Oil production was at an all-time high in 2019, largely due to greater demand by the mobility sector and industrial growth. As the gasoline and diesel retail market is one of the most important customers for refineries, the coronavirus pandemic and resulting mobility restrictions greatly affected profit margins of refiners around the world. This is not the case today as profit margins have largely returned to pre-pandemic levels. The oil refining market is seeing an increase in demand which is not being met. Three major refineries in the US have been taken offline and are being retrofitted to bio-fuel outputs. Sky Quarry’s sustainable waste energy portfolio will leverage both crude oil with a blended waste to energy oil from waste asphalt shingles that we expect to benefit from the growing demand for refined oil.

According to a 2022 report produced by the International Energy Agency (“IEA”), global oil consumption, given current government policies, will rise from 94 million barrels per day in 2021 to an estimated 102 million barrels per day by 2030 and then remain at or near that level until 2050.

The US continues to be an important global supplier of crude oil and natural gas, and has seen increased demand in local crude and refined oil products due to the national infrastructure projects that have been approved and initiated.

Significant Customers

The Company sells a variety of refined products to an established customer base. The majority of our refined products are primarily sold through short-term and long-term contracts or on the spot market. For the year ended December 31, 2022 accounts receivable were concentrated among three customers in our refining segment that accounted for 33%, 22% and 19%, respectively, of our consolidated revenue.

Competition

All facets of the energy industry are highly competitive. Our competitors include major integrated, national, and independent energy companies. Many of these competitors have greater financial and technical resources and staff which may allow them to better withstand and react to changing and adverse market conditions.

Our refining business sources and obtains all of our crude oil from third-party sources and competes globally for crude oil and feedstocks. Our Eagle Springs refinery sources its crude oil and feedstocks primarily from Nevada, Utah, and California.

Involvement in Certain Legal Proceedings

The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, the Company believes will have a material adverse effect on our business, financial condition or operating results.

Regulation

General

Our activities, which involve the blending, transportation, storage and distribution of fuels, are subject to various federal, state and local health and safety laws and regulations relating to the protection of the environment, including, among others, those governing the transportation, management and disposal of hazardous materials, vehicle emissions, and the cleanup of contaminated sites. Our operations involve risks of fuel spillage or seepage, and other activities that are potentially damaging to the environment. If the Company is involved in a spill or other accident involving hazardous substances, or if the Company is found to be in violation of or liable under applicable laws or regulations, it could significantly increase our cost of doing business and have a material adverse effect on our business and results of operations.

OSHA and Other Laws and Regulations.

The Company is subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that the Company organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 1990 (“OPA”) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. The Company believes that it is in compliance with the OPA and the federal regulations promulgated thereunder in the conduct of our operations.

Clean Water Act.

The Federal Water Pollution Control Act (“Clean Water Act”) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewater to facilities owned by others that are the source of water discharges. The Company believes that it substantially complies with the Clean Water Act and related federal and state regulations.

Intellectual Property

The Company holds the following patents and patent applications:

ID Type	Patent Name	Filing Date
Patent 2578873	Removal of hydrocarbons from particulate solids (CANADA)	2012-12-11
Patent 8758601B2	Removal of hydrocarbons from particulate solids (USA)	2014-07-24
Patent 10184084B2	Oilsands processing using inline agitation and an inclined plate separator (USA)	2019-01-22
Application 2964795	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (CANADA)	2017-04-21
Application 3028202	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities using non-miscible solvents and centrifuge processing (CANADA)	2018-12-20
Application 2925007	Solvent addition in water based oil sands ore digestion and primary extraction (1) (CANADA)	2016-03-24
Application 2017 / 0306242 A1	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (USA)	2017-10-26
Domain Registrations:	skyquarry.com forelandrefining.com 2020resources.com
Trademarks / Copyrights:	None

•Patent applications are currently under review and may not be renewed if they have no practical application under the new solvent-based recovery system being contemplated.

•The EcoSolv process is protected under trade secret.

Employees

The Company currently has approximately 26 full-time employees and approximately 7 part-time employees and/or contractors.

Offices

Our corporate headquarters are located 707 W. 700 S, Suite 101, Woods Cross, UT 84087.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2022 and 2021 should be read in conjunction with our financial statements and the related notes thereto included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Please refer to the “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company was incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, the Company changed its name to “Sky Quarry Inc.”. Sky Quarry is a holding company and has no operations. The purpose of the holding company is to maintain ownership over our subsidiaries, create management efficiencies and establish an organizational structure to facilitate the potential acquisition of other businesses within or complementary to our industry.

The Company acquired a 100% membership interest in 2020 Resources LLC on September 16, 2020. The assets of 2020 Resources LLC include an oil sands remediation facility and a 100% interest in asphalt bitumen exploration leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, the Company also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive. On September 30, 2022, the Company acquired Foreland Refining Corporation (“Foreland”). Foreland (formerly, Petro Source Resources) was incorporated in Texas on May 29, 1998 and is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.  Our results of operations described below only include Foreland’s financial performance from the date of acquisition forward, being the three month period from October 1, 2022 through December 31, 2022.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating Activities

Sales from operating activities for the year ended December 31, 2022 amounted to $16,287,407 from the sale of 126,886 barrels of refined product, diesel, liquid asphalt, vacuum oil gas and naphtha, solely from Foreland. Sales for the year ended December 31, 2021 amounted to $60,895 and primarily consisted of the sale of 648 barrels of stored oil inventory acquired through the PR Spring acquisition.  The increase in sales from 2021, as compared to 2022, was primarily the result of the Company’s acquisition of Foreland in September 2022.

Cost of sales from operating activities for the year ended December 31, 2022 amounted to $12,631,272, with gross margins of $3,656,135 and net loss of $2,714,225. Cost of sales for the year ended December 31, 2021 amounted to $627,938, with negative gross margins of $567,043 and net loss of $1,613,484. The increase in cost of sales and net loss from 2021 as compared to 2022 was primarily the result of the Company’s acquisition of Foreland in September 2022.

Operating costs and expenses during the year ended December 31, 2022 consisted primarily of general and administrative expense of $4,763,317, and $869,448 during the year ended December 31, 2021, which was composed of legal and professional fees, salaries, wages and travel, facility insurance and other overhead expenses.   The increase in operating costs and expenses from 2021 as compared to 2022 was primarily the result of the Company’s acquisition of Foreland in September 2022.

Subsequent to December 31, 2022, the Company expects all of its operating expenses to increase to support the retrofit and enhancements to the PR Spring facility, operation and expansion of the Eagle Springs refinery, research and development of the ASR Facility portfolios and professional, legal and financing costs associated with issuance of debt and equity securities and regulatory compliance.

Investing Activities

During the year ended December 31, 2022, the Company acquired all of the shares of Foreland Refining Corporation for total consideration of $10,395,667 by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller.

During the year ended December 31, 2022, $5,275,669 was spent in capital expenditures primarily related to property, plant and equipment in support of the retrofit of the PR Spring facility.

Financing Activities

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company proposed to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit included one share of common stock (an “Offering Share”) and one warrant to purchase an additional Share (an “Offering Warrant”) at an exercise price of $2.50 per share, for a period of three years from the date of issuance. The Offering closed on September 29, 2022, with a total of 14,556,670 Units subscribed for out of 15,000,000 offered, for total gross proceeds of $18,195,838. The Company issued warrants to the broker-dealer in our Reg A Offering (“Broker Warrants”), to purchase an aggregate of 145,566 Shares. The Broker Warrants are exercisable into Shares for a period of five years at an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

During the year ended December 31, 2022, subscriptions from investors under the Reg A Offering amounted to 13,218,818 Units, compared to 1,337,852 Units in 2021, for gross proceeds of $16,523,522 compared to gross proceeds received during the year ended December 31, 2021 of $1,672,315. Deferred offering costs for the year ended December 31, 2022, consisting of audit, legal, marketing, accounting, printing, administration, broker-dealer commission, escrow and filing fees amounted to $797,947, compared to $455,837 for the year ended December 31, 2021.

During the year ended December 31, 2022, the Company repaid or converted notes payable in the amount of $4,659,822, compared to $1,551,900 during the year ended December 31, 2021.

Liquidity and Capital Resources

Although the Company began to record revenues upon its acquisition of Foreland on September 30, 2022, the Company will require a continued infusion of new capital to complete the retrofit to the PR Spring Facility. Since its inception, the Company has funded operations through internal cash flow, loans and the sale of equity securities. Management believes that the Company will be required to continue to raise additional capital through the sale of its debt or equity securities until such time as the PR Spring facility commences operations and generates revenues, however there can be no assurance that such capital will be available under commercially reasonable terms or at all. Absent additional capital, the Company may be forced to curtail its PR Spring Facility plan of operations.

The Eagle Springs Refinery is expected to continue or exceed its historical production rate of 1,500 barrels per day and anticipates continuing to supply product under its long term contracts with established customers. Management anticipates that the heavy oil produced at PR Spring will be refined at the Eagle Springs Refinery, resulting in increased production and revenues and higher efficiencies across the production chain.

As of December 31, 2022, the Company had liabilities of $9,435,471, compared to $2,177,469 as of December 31, 2021, in the form of secured and unsecured promissory notes, accrued payables and accrued expenses and deferred tax liabilities.

The Company anticipates that its capital requirements for the next twelve months will include approximately $5 million to complete the retrofit of the PR Spring facility, commissioning and startup of the PR Spring facility and approximately $8 million to design, engineer and fabricate a prototype ASR facility.

Seasonality

The Company anticipates that sales and operation of the PR Spring Facility may be subject to seasonality during the months from November to March due to potential difficulties in site access by truck during adverse weather conditions.

The Company does not expect sales and commercial operations at the Eagle Springs Refinery to be subject to seasonality.

Subsequent Events

The following material events occurred after December 31, 2022, through the date of this Annual Report (the “Subsequent Event Period”).

On January 17, 2023, Foreland entered into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $2,871,000 of future sales receipts for gross proceeds of $2,200,000. On June 30, 2023, this Agreement was refinanced into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $2,520,000 of future sales receipts for gross proceeds of $2,000,000.  In connection with the Agreement, Foreland granted a security interest to Libertas in all of its assets.

On January 23, 2023, the Company entered into a promissory note for $100,000 with an unaffiliated third-party. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 20,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.00 for a period of two years from issue. The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

On January 31, 2023 Foreland drew down $2,959,684 under an Invoice Purchase and Security Agreement with Alterna Capital Solutions, LLC to retire all of the obligations under the RTI Note. The Agreement further provides certain letters of credit in place with certain crude oil suppliers to Foreland, to a maximum of $12 million, and is secured by the sales and pre-sales petroleum products inventory on hand at Foreland.

On February 21, 2023, Foreland entered into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $990,000 of future sales receipts for gross proceeds of $750,000. On May 17, 2023, this Agreement was refinanced into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $2,560,250 of future sales receipts for gross proceeds of $1,925,000.  In connection with the Agreement, Foreland granted a security interest to Libertas in all of its assets.

On February 21, 2023, the Company entered into a binding term sheet with an arm’s length party for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a Debt Satisfaction Agreement under which the deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the Debt Satisfaction Agreement, the lender was issued 2,000,000 common share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $0.90 for a period of five years from issue.

On May 3, 2023, Foreland entered into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $884,450 of future sales receipts for gross proceeds of $665,000.  In connection with the Agreement, Foreland granted a security interest to Libertas in all of its assets.

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is secured against all the assets of Foreland and is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000.

On August 1, 2023 the Company granted incentive stock options to certain directors, officers, employees and contractors of the Company and its subsidiaries in the aggregate amount of 2,100,500. The options expire on August 1, 2028 and vest equally in thirds on each annual anniversary of the date of grant at an exercise price of $3.03.

Item 3.Directors and Officers

Name	Position(s) Held	Age	Date Appointed to Current Position
David Sealock	Chief Executive Officer Director	64	January 2020
Marcus Laun	Executive Vice President Director	54	January 2020
Darryl Delwo	Vice President, Finance	58	July 2020
Travis Schneider	Director	50	May 2020

David Sealock, CEO, Director and Board Chair

Mr. Sealock has served as our Chief Executive Officer and Chairman since January 1, 2020 and is a co-founder of the technology concepts and processes utilized by the Company. Previously from March 26, 2018 to January 2020, Mr. Sealock served as CEO for Petroteq Energy. From January 2015 until joining our company, Mr. Sealock also served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy’s technology infrastructure into Total’s enterprise-wide global infrastructure. Mr. Sealock holds a bachelor’s degree, Business Management and is a Registered Engineering Technologist with ASET.

Mr. Sealock brings a strong background in technology related startup operations, regulatory compliance and corporate governance to the Company, which qualifies him to be a director, and adds significant strategic, business and financial experience.

Marcus Laun, EVP and Director

Mr. Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. Mr. Laun has served as CEO of GrowthCircle.com from May 2013 to present, a media company specializing in the production and distribution of short films for corporate clients. Mr. Laun also serves as CEO of Geopulse Exploration since August 2017 to present, and as Vice President for Net Cents Technology, Inc from March 2020 to present.

His experience includes advising and investing in an organic food brand company which eventually sold for $250mm. He has in depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with over 10,000 titles. Mr. Laun has also advised and raised capital for companies in the solar, wind, oil and gas and alternative fuel industries.

His extensive expertise in financing, which qualifies him to be a director, culminated as a Managing Director for Knight Capital Group (the largest market-maker of equities in the US) where he managed syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell, and an MBA from Columbia University.

Darryl Delwo, VP Finance

Mr. Delwo has served as VP Finance since July 1, 2020.  Previously, from 2018 to 2020, Mr. Delwo served as CFO of Noralta Technologies Inc., a SaaS based monitoring firm primarily servicing the oil & gas market. From March 2016 to July 2018, Mr. Delwo was the consulting finance leader providing strategic financial and operational turnaround initiatives including to Trilogy Net, Fratello Group of Companies, and Planit Builders. From October 2014 to March 2016, Mr. Delwo was Controller and Acting CFO for the start-up company Sulvaris Inc. supporting the venture funding to recommence project construction. Prior to that, from March 2012 to June 2014, Mr. Delwo served as Controller of Black Diamond Energy Services establishing the amalgamation of several acquisitions. From March 2010 to March 2012, Mr. Delwo was Assistant Controller of Wholesale Sports responsible for operational and financial results for Canadian and USA retail operations. From March 2006 to March 2010, Mr. Delwo served as Assistant Controller of Regus Canada, managing Regus’s Canadian marketplace expansion. Mr. Delwo holds a CPA, CMA designation and Bachelor of Commerce, Accounting Major from Athabasca University and in 2022, was distinctly honored for his professional achievements, dedication and exceptional service to the CPA profession.

Travis Schneider, Independent Director, AC Chair, CNGC Chair, HSE Chair

Travis Schneider has served as a member of the board since May 2020. Previously he served as a director of Petroteq Energy Inc, a publicly traded company on the Canadian TSX Venture Exchange (“TSXV”) from December 2011 to March 2020. Most recently he served as Manager of Corporate Affairs for AgriMarine Holdings Inc. from October 2008 to

November 2020. AgriMarine was a publicly traded company on the TSXV and later on the Canadian Securities Exchange from 2009 until its acquisition by Dundee Corporation in 2015. During his time at AgriMarine Mr. Schneider coordinated reports to senior management and the board of directors, assisted with audit and financial reporting and business planning, and was directly responsible for corporate regulatory maintenance and compliance, maintenance of license and permits, liaison with legal counsel, and matters involving human resources and information technology.

Mr. Schneider brings a strong background in startup operations, regulatory compliance and corporate governance to the Company and adds significant strategic, business and financial experience, which qualifies him to be a director.

Of our Directors, only Travis Schneider is deemed “independent” as that term is defined in Section 803 of the NYSE American Company Guide.

The Company does not have a financial expert as that term is defined by the Securities and Exchange Commission.

The Company has an Audit Committee comprised of Messrs. Travis Schneider (Chair) and David Sealock.

The Company has a Compensation, Nomination and Corporate Governance Committee comprised of Messrs. Travis Schneider (Chair) and David Sealock.

The Company has a Health, Safety and Environment Committee comprised of Messrs. Travis Schneider (Chair), Marcus Laun and David Sealock.

JP Morgan Chase Funding Inc. (“JP Morgan”) holds one share of our Series A preferred stock. As the holder of this preferred share JP Morgan has the right to appoint one person to our Board of Directors for so long as it holds over 15% of the shares of the Company. As of the date of this Annual Report JP Morgan’s share ownership was below 15%.

Executive Officer and Director Compensation

The following table represents information regarding the total compensation earned by the Company’s directors and executive officers during the year ended December 31, 2022:

Name and Position(s)	Cash compensation	Other compensation (5)	Total compensation
David Sealock, CEO, Director, Board Chair (1)	$ 382,000	$ -	$ 382,000
Marcus Laun, EVP, Director (2)	377,500	-	377,500
Darryl Delwo, VP Finance (3)	204,000	190,000	394,000
Travis Schneider, Director (4)	174,600	190,000	364,600
TOTAL	$ 1,138,100	$ 380,000	$ 1,518,100

(1)The Company has an employment agreement with David Sealock for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. During the year ended December 31, 2022, Mr. Sealock was paid a salary of $190,000, earned sitting fees as a director and board chair totaling $60,000 and received a cash performance bonus of $132,000. Mr. Sealock is entitled to severance payments by the Company equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Sealock waived payment of his salary in 2020 and 2021.

(2)The Company has an employment agreement with Marcus Laun for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. During the year ended December 31, 2022, Mr. Laun was paid a salary of $190,000, earned sitting fees as a director totaling $30,000 and received a cash performance bonus of $157,500. Mr. Laun is entitled to severance payments by the Company equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Laun waived payment of his salary in 2020 and 2021.

(3)The Company has an executive agreement with Darryl Delwo for an annual base salary of $90,000. In May 2022, the annual base salary increased to $180,000. In addition, Mr. Delwo is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. During the year ended December 31, 2022, Mr. Delwo was paid a salary of $150,000 and received a cash performance bonus of $54,000. Mr. Delwo is entitled to severance payments equal to up to eighteen months of his base salary at the time of his termination if he is terminated without cause. Mr. Delwo waived payment of his salary in 2020 and 2021. On September 1, 2022, Mr. Delwo was granted 400,000 incentive stock options expiring on September 1, 2027, with an exercise price of $0.90 and vesting equally over three years commencing on the first year anniversary of the date of grant. The options have a fair market value on the grant date of $190,000, which amount is amortized over the 36-month vesting term.

(4)  During the year ended December 31, 2022, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $112,000. Mr. Schneider also received a cash performance bonus of $62,600. Mr. Schneider was also granted 400,000 incentive stock options expiring on September 1, 2027, with an exercise price of $0.90 and vesting equally over three years commencing on the first year anniversary of the date of grant. The options have a fair market value on the grant date of $190,000, which amount is amortized over the 36-month vesting term.

(5)  Any values reported in the “Other Compensation” column, if applicable, represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (ASC) 718 Share Based Payments, of grants of stock options to each of our named executive officers and directors

Stock Option Plan

The Company has an Incentive Stock Option Plan (the “Plan”) which reserves 5,000,000 shares of common stock for issuance under the Plan. As of the date of this Annual Report a total of 4,100,500 options have been granted pursuant to the Plan.

Item 4.Security Ownership of Management and Certain Securityholders

As of the date of this Annual Report the Company had 48,969,268 shares of common stock issued and outstanding and 1 share of Series A preferred stock issued and outstanding.

The following table shows, as of the date of this Annual Report, the voting securities of the Company that are owned by the Company's executive officers and directors and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of the Company at 707 W. 700 S, Suite 101, Woods Cross, UT 84087.

Name and Address of Beneficial Owner	Common Shares Owned	Common Shares Acquirable	Percent of Class (2)
JPMorgan Chase Funding Inc. (1) 4 New York Plaza, 21st Flr, New York, NY	6,749,639	-	13.78%
All officers and directors as a group (4 persons)	10,214,466	1,350,000 (3)	22.98%

(1)Does not include 1 share of Series A Preferred Stock, which is not convertible and has no voting rights.

(2)Percent of Class is calculated on a partially diluted basis.

(3)Comprised of options to acquire up to 1,350,000 shares of the Company’s common stock.

Item 5.Interest of Management and Others in Certain Transactions

There are no family relationships between any of our directors, executive officers and significant employees.

On July 13, 2020, the Company issued a convertible promissory note to Marcus Laun, a director and the Executive Vice President of the Company in the principal amount of $25,000. The note bears interest at 4% per year with balance due and payable on July 13, 2021. All or any portion of the principal and accrued interest is payable at the option of the note holder at any time into shares of common stock of the Company at a conversion price of $0.0936 per share. On March 28, 2022 this note was converted in full.

On September 16, 2020, the Company issued a promissory note to JPMorgan Chase Bank N.A (“JPM”), a significant shareholder of the Company, in the principal amount of $450,000. The note bears interest at 10% per annum with balance due and payable on September 16, 2023. On May 13, 2021, JPM converted $200,475 into 607,500 shares of our common stock. On September 29, 2021, JPM converted $111,375 into 337,500 shares of our common stock. On November 22, 2021, JPM converted $57,995 into 175,750 shares of our common stock and $13,108 into 52,432 shares of our common stock. In addition, on November 22, 2021, JPM was issued a convertible note in the amount of $25,000 in settlement of $25,000 of existing debt. The convertible note bears interest at 15% per annum, has a maturity of one year and is convertible into shares of our common stock at $1.25 per share. As incentive to advance the convertible note, JPM was issued warrants to purchase 25,000 shares of our common stock at an exercise price of $0.50 for a period of eighteen months. On March 14, 2022 this note was converted in full.

On June 21, 2021, stockholders of the Company unanimously approved the execution of a governance agreement between the Company and JPMorgan Chase Bank N.A. (“JPMorgan”), which grants to JPMorgan the following summarized rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board observation rights;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On June 21, 2021, the Company issued one preferred share of Series A Preferred Stock (“Preferred Share”) to JPMorgan Chase Bank N.A. (“JPMorgan” or “Preferred Shareholder”), with the following summarized terms and conditions:

•The Preferred Shareholder has the right to appoint one nominee to the Board of Directors for as long as the Preferred Shareholder holds in excess of 15% of the Company’s common stock;

•The Preferred Share is non-voting;

•The Preferred Share is redeemable for $1.00 on either consummation of an IPO or by mutual written consent.

On December 8, 2021, the Board of Directors approved the award of a discretionary bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate of $596,100 for the achievement of certain corporate performance milestones during the year ended December 31, 2021, of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus was paid in full during the year ended December 31, 2022.

Item 6.Other Information

N/A

Item 7.Financial Statements

SKY QUARRY INC.

formerly, Recoteq Inc.

Consolidated Financial Statements

As of and for the years ended December 31, 2022 and 2021

Together with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
of Sky Quarry Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sky Quarry Inc. and subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred substantial losses, with negative cash flows from operations, and has a retained deficit of approximately $4,800,000. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 4. If the Company is unable to raise additional debt or equity financing these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

We have served as the Company’s auditors since 2021.

/s/ Tanner LLC

Lehi, Utah

August 25, 2023

Sky Quarry Inc.

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	2022	2021

ASSETS

Current assets:
Cash	$572,197	$993,129
Accounts receivables	4,237,064	-
Prepaid expenses and other assets	269,500	7,643
Inventory	3,441,563	96,287
Total current assets	8,520,324	1,097,059

Property, plant, and equipment	5,823,209	344,079
Oil and gas properties	7,477,238	2,448,859
Restricted cash	782,369	774,596
Goodwill	3,209,003	-

Total assets	$25,812,143	$4,664,593

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$5,944,981	$635,570
Current maturities of notes payable	3,169,121	938,454
Total current liabilities	9,114,102	1,574,024

Notes payable, less current maturities, net of debt issuance costs	133,513	603,445
Deferred tax liability	187,856	-
Total Liabilities	9,435,471	2,177,469

Commitments and contingencies

Shareholders’ Equity:
Preferred stock $0.001 par value: 25,000,000
shares authorized; 1 share issued and outstanding	-	-
Common stock $0.0001 par value: 100,000,000 shares
authorized: 48,674,268 and 34,094,311 shares
issued and outstanding, respectively	4,867	3,409
Additional paid in capital	21,352,231	4,651,689
Accumulated other comprehensive loss	(177,320)	(79,093)
Accumulated deficit	(4,803,106)	(2,088,881)
Total shareholders’ equity	16,376,672	2,487,124

Total liabilities and shareholders’ equity	$25,812,143	$4,664,593

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2022 and 2021

	2022	2021

Net sales	$16,287,407	$60,895

Cost of goods sold	12,631,272	627,938
Gross profit (loss)	3,656,135	(567,043)

Operating expenses:
General and administrative	4,763,317	869,448
Share based compensation	209,132	-
Depreciation and amortization	165,131	-
Total operating expenses	5,137,580	869,448

Loss from operations	(1,481,445)	(1,436,491)
Other expenses:
Interest expense	2,304,899	209,466

Loss before income tax benefit	(3,786,344)	(1,645,957)

Income tax benefit	1,072,119	32,473

Net loss	(2,714,225)	(1,613,484)

Other comprehensive loss
Exchange loss on translation of foreign operations	(98,227)	(117)

Net loss and comprehensive loss	$(2,812,452)	$(1,613,601)

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2022 and 2021

	Preferred Stock Outstanding	Preferred Stock	Common Stock Outstanding	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2021	-	$ -	26,890,236	$ 2,689	$ 1,176,854	$ (475,397)	$ (78,976)	$ 625,170
Common share subscription, less offering costs	1	-	7,204,075	720	3,474,835	-	-	3,475,555
Other comprehensive loss	-	-	-	-	-	-	(117)	(117)
Net loss	-	-	-	-	-	(1,613,484)	-	(1,613,484)
Balance December 31, 2021	1	-	34,094,311	3,409	4,651,689	(2,088,881)	(79,093)	2,487,124
Common share subscription, less offering costs	-	-	13,617,072	1,362	13,486,370	-	-	13,487,732
Share based compensation	-	-	-	-	209,132	-	-	209,132
Stock warrants issued	-	-	-	-	2,796,877	-	-	2,796,877
Common stock issued on conversion of debt	-	-	962,885	96	208,163	-	-	208,259
Other comprehensive loss	-	-	-	-	-	-	(98,227)	(98,227)
Net loss	-	-	-	-	-	(2,714,225)	-	(2,714,225)
Balance December 31, 2022	1	$ -	48,674,268	$ 4,867	$ 21,352,231	$ (4,803,106)	$ (177,320)	$ 16,376,672

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,714,225)	$(1,613,484)
Adjustments to reconcile net loss to cash used in operating
activities:
Share based compensation	209,132	-
Depreciation and amortization	165,131	-
Amortization of debt issuance costs	-	18,177
Changes in operating assets and liabilities:
Accounts receivable	(56,502)	29,168
Prepaid expenses and other assets	(247,754)	139,248
Inventory	(225,406)	-
Accounts payable and accrued expenses	1,225,535	89,827
Deferred tax payable	(1,072,119)	-
Net cash used in operating activities	(2,716,208)	(1,337,064)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash paid in acquisition; net of cash acquired	(3,998,516)	-
Purchase of property, plant, and equipment	(5,275,669)	(96,840)
Net cash used in investing activities	(9,274,185)	(96,840)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on issuance of equity	16,127,024	3,240,186
Proceeds from note payable	-	397,200
Payments on note payable	(4,451,563)	(1,334,707)
Net cash generated by financing activities	11,675,461	2,302,679

Effect of exchange rate on cash	(98,227)	(117)

Increase (decrease) in cash and restricted cash	(413,159)	868,658
Cash and restricted cash, beginning of the year	1,767,725	899,067

Cash and restricted cash, end of the year	$1,354,566	$1,767,725

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	2022	2021

Supplemental disclosure of cash flow information:

Cash paid for interest	$2,304,899	$209,466
Cash paid for taxes	-	32,473

Supplemental disclosure of non-cash investing and financing activities:

Net cash paid in acquisition. See Note 5 for additional information.

Accounts receivable	$4,180,562	$-
Inventory	3,119,870	-
Prepaid expenses and other assets	14,104	-
Property plant, and equipment	5,400,695	-
Goodwill	3,209,003	-
Deferred tax liability	(1,263,698)	-
Accounts payable and accrued expenses	(4,266,353)	-
Issuance of debt	(6,395,667)	-

Net cash paid in acquisition	$3,998,516	$-

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 707 W 700 S, Ste 101, Woods Cross UT 84087. The Company is organized under the laws of the State of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019, in the State of Delaware, and changed its name to Sky Quarry Inc. on April 22, 2020.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Utah”), 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”) as shown below.

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017, in the State of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring Uintah basin area of Utah.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018, in the Province of Alberta, Canada under the Canada Business Corporations Act. Sky Quarry anticipates future expansion into Canada, which will be facilitated through 2020 Canada.

On September 30, 2022, the Company acquired Foreland (formerly, Petro Source Resources) which was incorporated in the State of Texas on May 29, 1998. Foreland is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

2.REVISION OF FINANCIAL STATEMENTS

During the financial close for the year ended December 31, 2022, the Company discovered certain errors related to other comprehensive loss and accumulated deficit. During the year ended December 31, 2021, the Company should have recognized $67,187 in operating loss that was recorded as other comprehensive loss. As a result, the Company adjusted its other comprehensive loss and accumulated deficit as of December 31, 2022. The adjustments did not result in a change in total equity as of December 31, 2021, but resulted in a reclassification to decrease accumulated deficit and increase other comprehensive loss of $67,187.

Management has determined that this revision was not material on a quantitative or qualitative basis to the prior period financial statements based on our analysis performed in accordance with the guidance provided by SEC Staff Accounting Bulletins No. 99 – Materiality and No. 108 – Considering the Effects of Prior Year Misstatements.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The Company has determined that the impact of adjustments relating to the corrections of this accounting error is not material to previously issued annual audited and unaudited financial statements and as such no restatement was necessary. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. However, correcting the cumulative error in the current year would be material to the current year. Accordingly, these misstatements were corrected, and the adjustments are reflected in the related periods as noted above.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Estimates and underlying assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding:

•the adequacy of the allowance for doubtful accounts;

•any changes to regulatory compliance; and

•other matters that affect reported amounts and disclosures of contingencies in the financial statements.

Other sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. Although these estimates are based on our knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada, 2020 Utah and Foreland have been combined.

Concentrations

The Company maintains its cash in various bank accounts, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts, and management does not believe that the Company is exposed to significant credit risk.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management’s expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenue.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Concentrations of revenues for the years ended December 31, 2022 and 2021, were as follows:

	December 31, 2022	December 31, 2021
Customer A	33%	*%
Customer B	22%	*%
Customer C	19%	*%
Customer D	*	100%

*Customer did not account for more than 10% for the period presented.

Concentrations of accounts receivable as of December 31, 2022, and 2021, were as follows:

	December 31, 2022	December 31, 2021
Customer A	25%	*
Customer B	22%	*
Customer D	18%	*
Customer C	13%	*

*Customer did not account for more than 10% for the period presented.

Concentrations of vendors for the years ended December 31, 2022 and 2021, were as follows:

	December 31, 2022	December 31, 2021
Vendor A	26%	*
Vendor B	17%	*
Vendor C	17%	*

*Vendor did not account for more than 10% for the period presented.

Business Combinations

Business combinations (whether partial, full or step acquisitions) are accounted for by the Company in accordance with the acquisition method of accounting pursuant to ASC 805 - Business Combinations and pushdown accounting is applied to record the fair value of the assets acquired by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. Hence, goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination.

Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Translation of Foreign Currencies

Transactions in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Transaction gains or losses on foreign currencies are reflected in selling, general and administrative expenses and were $512 and $15,762 for the years ended December 31, 2022 and 2021, respectively. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The Company has a foreign currency exposure with respect to its Canadian operations as 2020 Canada operations are in Canada; therefore, US GAAP requires the Company to adjust the value of its investment for changes in foreign currency exchange rates. The Company determines the functional currency of its subsidiaries based upon the primary currency used to generate and expend cash, which is the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, the monetary assets and liabilities are translated into U.S. dollars using period-end exchange rates. The resulting foreign currency translation losses are deferred as other comprehensive loss and reclassified to earnings only upon sale or liquidation of that business. The foreign currency translation losses of $98,227 and $117 as of December 31, 2022 and 2021, respectively, were recorded in accumulated other comprehensive loss.

Accounts receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about its customers’ current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2022 and 2021.

Inventory

Inventory includes freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The Company determines cost on the basis of the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory.   The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand.

Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties per ASC 932. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs for reserves that cannot be classified as proved, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by the unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the depreciation, depletion, and amortization (“DD&A”) rate (amortizable base divided by beginning of period proved reserves) to current period production.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field, or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties. As of December 31, 2022 and 2021 the Company had no proved reserves assigned to its properties.

Other property and equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization are recorded principally by the straight-line method over the estimated useful lives of the assets, which are reviewed periodically and generally have the following ranges:

Years

Buildings  10

Machinery and equipment5 - 15

Office furniture and equipment 2 - 7

Leasehold improvements 4 - 5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, Intangibles-Goodwill and Other.  The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2022 and 2021, the Company did not recognize an impairment related to goodwill.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Restricted cash

Restricted cash consists of cash amounts that are contractually restricted as to usage or withdrawal and represent surety bonds with the State of Utah in connection with mineral leases regarding the PR Spring facility property.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is measured based on the amount defined per the contract and recognized when performance obligations within a contract are satisfied which generally occurs with the transfer of control of the goods to the customer. Substantially all the Company’s revenues are derived from product sales that consist of a single performance obligation satisfied at a point in time.

Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days.

The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of sales.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

The Company believes that the future undiscounted net cash flows to be received from its long-lived assets exceed the assets’ carrying values and, accordingly, the Company has not recognized any impairment losses for the years ended December 31, 2022 and 2021.

Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering closes whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

4.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As of December 31, 2022, the Company has an accumulated deficit of $4,803,106 and has, due to the acquisition of Foreland on September 30, 2022, begun to generate cash flows from operations.

As of December 31, 2022, there is uncertainty about the Company’s ability to generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due. Management needs to raise funds by way of debt or equity issuances and improve the Company’s liquidity. The Company will closely monitor its cash and will take the necessary measures to preserve cash, such as reducing spending as needed until the Company succeeds in proving its extraction technology is viable in the open market. If the Company is unable to raise additional debt or equity financing these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

5.ACQUISITION

Foreland Refining Corporation

On September 30, 2022, the Company acquired Foreland by way of a share purchase agreement for total consideration of $10,395,667 (after a post-closing adjustment of $604,333), paid to Refinery Technologies Inc, (“Seller” or “RTI”) by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller.

The acquisition of Foreland was accounted for using the acquisition method of accounting pursuant to ASC 805 - Business Combinations. The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets and liabilities assumed.

The fair values assigned to property, plant, and equipment were determined by reference to third party fair market value in place valuation.

Recognized amounts of identifiable net assets & liabilities acquired
Cash	$ 1,484
Accounts receivable	4,180,562
Inventory	3,119,870
Prepaid expenses	14,104
Property, plant, and equipment	5,400,695
Goodwill	3,209,003
Deferred tax liability	(1,263,698)
Liabilities	(4,266,353)
Total acquired	$ 10,395,667

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

6.DEFERRED OFFERING COSTS

Deferred offering costs consisted of:

	December 31, 2022	December 31, 2021
Balance, beginning of year	$ 455,837	$ -
Additions	797,947	455,837
Balance, end of year	$ 1,253,784	$ 455,837

Deferred offering costs were costs directly related to the Company’s registration-exempt securities offering made under Regulation A. These costs consisted of legal, marketing, accounting, printing, administration, broker-dealer, escrow and filing fees directly related to the offering.

7.INVENTORY

Inventory consists primarily of raw crude, chemicals and finished goods. Inventory consisted as of December 31:

	December 31, 2022	December 31, 2021
Finished goods	$ 2,322,835	$ -
Raw materials	890,210	-
Chemicals	228,518	96,287
	$ 3,441,563	$ 96,287

8.MINERAL LEASES

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”).

	SITLA Mineral Lease	Total
Cost
January 1, 2021	$ 63,800	$ 63,800
Additions	-
December 31, 2021	63,800	63,800
Additions	-	-
December 31, 2022	$ 63,800	$ 63,800

Accumulated Amortization
December 31, 2022 and 2021	$ -	$ -

Carrying Amounts
December 31, 2022	$ 63,800	$ 63,800
December 31, 2021	$ 63,800	$ 63,800

During the years ended December 31, 2022 and 2021, the Company had not amortization of the lease rights due to operations having not yet started.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

9.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

	December 31, 2022	December 31, 2021
Buildings	$ 1,575,000	$ -
Machinery and equipment	4,406,607	343,104
Office furniture and equipment	6,733	976
	5,988,340	344,079
Less: Accumulated depreciation and amortization	(165,131)	-
	$ 5,823,209	$ 344,079

PR Spring Property, plant and equipment consists of research and development equipment and mining equipment. Eagle Springs Refinery consists of tanks, buildings, refining processing equipment, shop, lab and equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight-line basis.

Depreciation and amortization expense totaled $165,131 and $0 for the years ended December 31, 2022 and 2021, respectively.

10.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	December 31, 2022	December 31, 2021
Balance, beginning of year	$ 2,448,859	$ 2,352,015
Additions	5,028,379	96,844
Balance, end of year	$ 7,477,238	$ 2,448,859

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Additions during the period ended December 31, 2022, relate to development of the land, extraction facility and mine at PR Spring.

11.GOODWILL

Goodwill is derived from the acquisition of Foreland in 2022. Goodwill recognized from the acquisition was $3,209,003. After a performance analysis was conducted at year-end, the Company did not have an impairment loss related to goodwill.

12.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2022	December 31, 2021
Trade accounts payable	$ 5,227,274	$ 95,500
Accrued expenses	686,236	540,070
Accrued vacation	13,834	-
Sales tax payable	17,637	-
	$ 5,944,981	$ 635,570

13.DEBT

Debt consisted of the following:

Lender	Maturity Date	Interest Rate	Principal Balance December 31, 2022	Principal Balance December 31, 2021
Refinery Technologies Inc.	October 31, 2022	4%	$ 2,895,540	$ -
ACMO USOS LLC	March 15, 2021	15%	191,699	191,699
USA SBA	March 1, 2026	1%	133,513	152,200
JPMorgan	September 16, 2023	10%	81,882	83,370
Loeb Term Solutions	September 1, 2024	14.25%	-	680,000
Private Lender	June 30, 2021		-	134,630
Private Lender	October 31, 2021		-	75,000
Private Lender	March 16, 2021		-	25,000
			$ 3,302,634	$ 1,341,889

As of December 31, 2022, the maturity date of debt is as follows:

Due in less than one year	$ 3,169,121
Due in one year	133,513
$ 3,302,634

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The debt terms related to private lenders, presented sequentially as above, are as follows:

On September 30, 2022, the Company entered into a promissory note for $7,000,000 from RTI which formed part of the purchase price of the Foreland acquisition, see Note 5.  The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries. The note matured on October 31, 2022, and bears interest at 4% per annum. Terms of the note include a payment of $3,500,000 due October 15, 2022. The principal amount of the note was adjusted retroactively following the close of the Foreland acquisition by $604,333 (to $6,395,667). A payment was issued on October 15, 2022, in the amount of $3,500,000 and applied to the amount outstanding under the Note. On November 3, 2022, the Company entered into a Closing Extension Agreement with RTI which extended maturity of the Note to November 15, 2022, and extended the split payment clause in the purchase agreement to December 31, 2022. In connection with the extension, the Company recorded a penalty for the extension of the split payment clause for $2,117,298, which was included in interest expense on the statement loss and comprehensive loss. On December 23, 2022, the Company entered into a forbearance agreement, effective as of December 1, 2022, with RTI, due to the Company’s default on the note and the purchase agreement, as amended under the closing extension agreement. Pursuant to the forbearance agreement, RTI agreed to forbear pursuing its rights and remedies against the Company until February 28, 2023 (the “Forbearance Period”). Under the terms of the forbearance agreement, from October 1, 2022, up to the Forbearance Period, the split payment clause under the purchase agreement was voided and Foreland paid a varying percentage of its net profits to RTI, in amounts of up to 100%, as management fees. As inducement to enter the forbearance agreement, RTI was issued 250,000 shares of common stock of the Company. As of February 20, 2023, all of the Company’s obligations under the forbearance agreement, and its obligations under the purchase agreement and the note, were satisfied in full. In connection with the issuance of the note payable and the acquisition, the Company also entered into a transition services agreement with the seller, which continued through July 31, 2023.

On September 16, 2020, the Company entered into a promissory note for $300,000 from ACMO USOS LLC which formed part of the Share Purchase Agreement.  The note matured on December 15, 2020, and bears an interest rate at 10% per annum. On December 13, 2020, the interest rate was increased to 15% thereafter and the maturity date of the note was extended to March 16, 2021. Terms of the note, including adjustments to principal and interest and maturity date, are currently being renegotiated.

On March 1, 2021, 2020 Resources LLC received a loan in the amount of $152,200 through the Payroll Protection Program from the U.S. Small Business Administration. The loan carries an interest rate of 1%, has a two-year term with no principal payments for 12 months and may be forgiven in whole or in part subject to certain terms and conditions and the use of funds by the Company. Commencing March 1, 2022, the Company is required to make monthly repayments of 1% of the principal amount of the note and accrued interest, totaling $3,203. Forgiveness is not automatic and will be assessed by the lender once applied for. As of August 25, 2023, this amount has not been forgiven.

On September 16, 2020, the Company entered into a promissory note for $450,000 from JPMorgan Chase Bank N.A. (“JPMorgan”).  The note is unsecured, bears interest at 10% per annum and matures on September 28, 2023. Portions of the note have been converted from time to time into common shares. On March 14, 2022, at the election of the lender the balance outstanding under the note was converted into 68,742 Shares in full and final satisfaction of the note.

On August 31, 2020, the Company entered into a promissory note for $1,000,000 from Loeb Term Solutions LLC. The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries.  The note matures on September 1, 2024, and bears interest at 14.25% per annum. Terms of the note includes a mandatory repayment against principal of $20,000 per monthly instalment. On March 15, 2022, the note was repaid in full.

On September 17, 2020, the Company entered into a promissory note for $200,000 from a private lender. The note is unsecured, bears a flat interest charge of 10% and matured on December 18, 2020. On May 25, 2021, terms of the note were amended to a principal amount of $220,000, interest accruing at 10% per quarter retroactive to December 18, 2020, and a maturity date of June 30, 2021. On March 15, 2022, the note was repaid in full.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

On September 17, 2020, the Company entered into a promissory note for $75,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. On January 4, 2022, the note was repaid in full.

On September 17, 2020, the Company entered into a promissory note for $25,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. On January 4, 2022, the note was repaid in full.

14.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due December 31, 2022	Principal Due December 31, 2021

Private Lender	April 23, 2021	4%	$ -	$ 50,000
Marcus Laun	July 13, 2021	4%	-	25,000
Private Lender	September 12, 2021	4%	-	-
Private Lender	November 5, 2022	15%	-	50,000
Private Lender	November 7, 2022	15%	-	50,000
JPMorgan	November 22, 2022	15%	-	25,000
			$ -	$ 200,000

Private Lender

On April 23, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of April 23, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On March 28, 2022, at the election of the lender the note was converted into 575,401 Shares in full and final satisfaction of the note.

Marcus Laun

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022, at the election of the lender the note was converted into 285,329 Shares in full and final satisfaction of the note.

Private Lender

On September 21, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.25 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On December 9, 2021 the noteholder elected to convert the amount owing under the note into 209,731 Shares in full and final satisfaction of the amount owing under the note.

Private Lender

On November 5, 2021, the Company issued a promissory note in the amount of $50,000 to an arms’ length lender with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the note is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As inducement for advancing the note, the lender was issued 50,000 share purchase warrants. On May 20, 2022, the Company provided notice to the noteholder of its intent to prepay the note in full. The noteholder elected to receive the repayment of the principal amount in cash and to convert the interest into 6,000 Shares.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

Private Lender

On November 7, 2021, the Company issued a promissory note in the amount of $50,000 to an arms’ length lender with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the note is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As inducement for advancing the note, the lender was issued 50,000 share purchase warrants. On May 20, 2022, the Company provided notice to the noteholder of its intent to prepay the note in full. The noteholder elected to receive the repayment of the principal amount in cash and to convert the interest into 6,000 Shares.

JPMorgan

On November 22, 2021, the Company issued a promissory note to JPMorgan in the amount of $25,000 with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the note is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As partial consideration for advancing the note, JPMorgan was issued 25,000 share purchase warrants. The note was paid by a corresponding cancellation of $25,000 of existing debt owing under the debt.  On May 20, 2022, the Company issued 21,413 Shares to JPMorgan for conversion of debt in the amount of $26,766.25 in full and final satisfaction of the amount owing under the note.

15.INCOME TAXES

The following table presents a reconciliation of the statutory federal rate and our effective tax rate:

	December 31, 2022	December 31, 2021
Provision for income taxes at federal statutory rates	$ (785,059)	$ (354,137)
State taxes, net of federal benefits	(98,556)	(52,308)
Change in valuation allowance	(187,227)	412,594
Other	(1,277)	(38,622)
	$ (1,072,119)	$ (32,473)

Significant components of the Company’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Deferred tax assets (liabilities):
Accruals, reserves, and other	$ 43,331	$ 22,844
Depreciation and amortization	11,851	12,862
Stock compensation	51,593	-
Net operating loss carryover	1,292,151	511,935
Total gross deferred tax assets	1,398,926	547,641
Less: valuation allowance	(360,414)	(547,641)
Net Deferred tax assets	1,038,512	-
Total gross deferred tax liabilities	(1,226,368)	-
Net deferred taxes, December 31, 2022	$ (187,856)	$ -

As of December 31, 2022, the Company had U.S. federal net operating loss carryforwards of approximately $3.8 million, which may be available to offset future federal income and do not expire. As of December 31, 2022, the Company had state net operating losses of $3.8 million which may be available to offset future state income tax and do not expire. As of December 31, 2022, the Company had Canada net operating losses of $1.6 million which may be available to offset future Canadian income tax and begin to expire in 2042.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The Company has evaluated the positive and negative evidence bearing upon the deferred tax assets and whether they will be realized. Based on the Company’s acquisition of Foreland who has a history of operating profits, the Company has concluded that it is more likely that the benefit of its deferred tax assets will be realized. As of December 31, 2022 the deferred tax liabilities of $1,226,368 is related to the acquisition of Foreland assets. As of December 31, 2022, the Company had a history of operating losses, the Company has concluded that it more than likely than not that the benefit of its deferred tax assets will not be fully realized. Accordingly, the Company has a valuation allowance for deferred tax assets as of December 31, 2022 and 2021, of $360,414 and $547,641, respectively.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (net operating losses or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss or other tax attributes, such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

As of December 31, 2022 and 2021, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions.

16.EQUITY

On April 20, 2021, the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by fixing the authorized shares of common stock issuable at a maximum of 100,000,000 with no change to the par value.

On June 21, 2021, the Company authorized an amendment to its Certificate of Incorporation which amended the terms regarding the issue of preferred stock to include “Blank-Check” provisions, specifically, authorizing its board of directors to provide, out of the unissued shares of authorized preferred stock, one or more classes of preferred stock or one or more series of preferred stock within any class thereof, and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, which may differ from those of any and all other issuances, of each class of preferred stock or series of preferred stock within any class thereof, in accordance with the General Corporation Law of Delaware.

During the years ending December 31, 2022 and 2021, the Company issued 14,579,957 and 7,204,075 shares respectively for acceptance of share subscriptions and conversion of debt, amounting to $16,492,868 and $3,475,555, net of offering costs.

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company proposed to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit was comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional share (an “Offering Warrant”) at a price of $2.50 for a period of three years from issue. The Company reserved from treasury a maximum of 15,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 15,000,000 shares issuable on exercise of the Offering Warrants (”Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company did not issue Unit certificates but instead issued Offering Shares and Offering Warrants in the number of Units subscribed for to subscribers under the Reg A Offering. The Reg A Offering closed on September 39, 2022.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The table below sets forth the Shares reserved by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan	5,000,000
Common Share Purchase Warrants issued	125,000
Shares issuable on exercise of outstanding Offering Warrants issued under the Reg A Offering	14,556,670
Brokers Warrants issued under the Reg A Offering	145,566

TOTAL SHARES RESERVED FOR ISSUANCE	19,827,236

As of December 31, 2022, the Company had issued and outstanding a total of 14,827,236 warrants to purchase one share of Common Stock, exercisable at a range from $0.50 to $2.50 per share for cash. The warrants are exercisable for 72 months from the date of issuance and carry a put feature in the event of a change in control. The put right is not subject to derivative accounting as all equity holders are treated the same in the event of a change in control.

As of December 31, 2022 and 2021, the Company has share purchase warrants issued and outstanding of 13,351,006 and 1,351,230 respectively.

On August 16, 2021, the Company entered into an Engagement Agreement with Digital Offering, LLC to provide broker-dealer services in connection with the Offering. Under the terms of the Engagement Letter, the Company will issue a warrant to purchase one Share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the Offering at an exercise price of $1.25 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable. Accordingly, the Company has reserved a maximum of 150,000 Shares issuable on exercise of the Agent Warrants issuable to Digital Offering, LLC in connection with its services under the Offering, assuming full subscription of the Offering and full exercise of the Agent Warrants.

17.STOCK OPTION PLAN

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 5,000,000 Shares reserved issuable under the Plan.

The table below sets forth share options outstanding as of December 31, 2022.

Grant Date	Options Issued	Exercise Price	Expiration	Vesting
2022-09-01	3,200,000	$ 0.90	2027-08-31	Equally over 3 years commencing on first anniversary of grant date

During the years ended December 31, 2022 and 2021, the Company recorded share-based compensation expense of $209,132 and $0, respectively.

As of December 31, 2022, the Company had $740,868 of unrecognized share-based compensation costs related to non-vested awards that will be recognized over a weighted average period of 3 years. As of December 31, 2022, no options have vested, and no operations are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

The following sets forth the outstanding common unit options and related activity for the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2021	-	$ -
Granted	3,200,000	0.90
Exercised	-	-
Forfeited	(1,200,000)	0.90
Outstanding as of December 31, 2022	2,000,000	$ -

18.RELATED PARTY TRANSACTIONS

Related party transactions in these consolidated financial statements are as follows:

On September 16, 2020, the Company issued a promissory note to JPMorgan, in the amount of $450,000. Portions of the note were converted from time to time into Shares until paid in full. JPMorgan is a related party as a significant shareholder holding directly and indirectly, as of December 31, 2022, 6,749,639 common shares (13.88%), 25,000 common share purchase warrants, and 1 preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020, and approved a governance agreement (the “JPM Agreement”) between the Company and JPMorgan, which grants to JPMorgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022, at the election of the lender the note was converted into 285,329 Shares in full and final satisfaction of the note.

For the years end December 31, 2022 and 2021, the Company paid sitting and committee fees of $202,000 and $0, respectively, to members of the board of directors. The directors voluntarily waived payment of such fees in 2021.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

19.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended:

	December 31, 2022	December 31, 2021
Professional fees	$ 1,194,033	$ 258,676
Executive Compensation	1,198,327	434,760
Internal fuel	806,164	-
Insurance	570,959	37,488
Other	325,999	85,058
Travel expenses	320,837	53,466
Repairs and maintenance	110,683	-
Lab	63,081	-
Lease and utilities	57,560	-
Automobile	40,903	-
Safety and environment	34,374	-
Licenses	40,397	-
	$ 4,763,317	$ 869,448

20.COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has the following commitments for two leased land rights of way rentals in Nye County, Nevada, totaling approximately 40 acres:

	Acres	Expiration	Annual Fee
Right-of-Way Grant N-41035	19.66	2023-12-31	$ 2,850
Right-of-Way Grant N-42414	20.32	2044-12-31	1,400
			$ 4,250

21.SUBSEQUENT EVENTS

Management performed a review and determined that except as disclosed elsewhere herein and below, no material events occurred subsequent from December 31, 2022 to August 25, 2023, the date of presentation of these financial statements.

On January 17, 2023. Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $2,871,000 of future sales receipts for gross proceeds of $2,200,000. On June 30, 2023, this agreement was refinanced into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $2,520,000 of future sales receipts for gross proceeds of $2,000,000.

On January 23, 2023, the Company entered into a promissory note for $100,000 from a private lender. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 20,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.00 for a period of two years from issue. The maturity date of the note is currently being renegotiated.

On January 31, 2023 Foreland drew down $2,959,684 under an Invoice Purchase and Security Agreement with Alterna Capital Solutions, LLC to retire all of the obligations under the RTI Note. The Agreement further provides certain letters of credit in place with certain crude oil suppliers to Foreland, to a maximum of $12 million, and is secured by the sales and pre-sales petroleum products inventory on hand at Foreland.

On January 31, 2023, the Company closed an equity financing of Units for gross proceeds of $75,000. Each Unit was comprised of one share of common stock of the Company and one common share purchase warrant entitling the holder to purchase an additional share of common stock for a period of 36 months at a price of $2.00.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

On February 21, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $990,000 of future sales receipts for gross proceeds of $750,000. On May 17, 2023, this agreement was refinanced into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $2,60,250 of future sales receipts for gross proceeds of $1,925,000.

On February 21, 2023, the Company entered into a binding term sheet with a private lender for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation, it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a debt satisfaction agreement under which the deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the debt satisfaction agreement, the lender was issued 2,000,000 common share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $0.90 for a period of five years from issue.

On April 16, 2023, the Company issued 100,000 shares to a third-party consultant as partial consideration for legal services.

On May 3, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $884,450 of future sales receipts for gross proceeds of $665,000.

On May 6, 2023, the Company issued 60,000 shares of common stock to certain stockholders on the cashless exercise of 100,000 share purchase warrants.

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000.

On July 1, 2023, the Company issued 100,000 shares to a third-party consultant as partial payment for legal services.

On August 1, 2023, the Company granted a total of 2,100,500 incentive stock options to certain directors, officers, employees and consultants of the Company and its subsidiaries. The options have an exercise price of $3.03 per Share for a period of five years and vest in equal amounts on the 12, 24, and 36 month anniversaries of the grant date.

Item 8.	Exhibits

INDEX TO EXHIBITS

Exhibit #	Description

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Amendments to Certificate of Incorporation (1)
2.3	Company Bylaws as Amended (1)
3.1	Form of Warrant to be sold to Investors in Reg A Offering (1)
3.2	Stock Plan (1)
3.3	Certificate of Designation of Series A Preferred Stock (1)
3.4	Promissory Note - Loeb Term Solutions dated August 26, 2020 (1)
3.5	Promissory Note – JPMorgan Chase Bank N.A dated September 16, 2020 (1)
4	Subscription Agreement (1)
6.1	Employment Agreements
6.1.1	Executive Employment Agreement with David Sealock dated March 15, 2020 (1)
6.1.2	Executive Employment Agreement with Marcus Laun dated March 15, 2020 (1)
6.1.3	Executive Employment Agreement with Darryl Delwo dated March 15, 2020 (1)
6.2	Agreements relating to the acquisition of 2020 Resources LLC and 2020 Resources (Canada) Ltd. (1)
6.2.1	Securities Purchase Agreement with 2020 Resources Holdings LLC dated September 16, 2020 (1)
6.2.2	Credit and Security Agreement with Loeb Term Solutions LLC dated September 21, 2020 (1)
6.3	Digital Offering Engagement Letter (1)
6.3a	Digital Offering Engagement Letter (Amended) (2)
6.3b	Digital Offering Engagement Letter (Amended) (3)
6.3.1	Agent’s Warrant (1)
6.3.1a	Agent’s Warrant (Amended) (2)
6.3.1b	Agent’s Warrant (Amended) (3)
6.4	Prime Trust, LLC Escrow Agreement (1)
6.5	Agreement with Equifund, LLC (1)
6.6	Mineral Leases
6.6.1	ML-49927-OBA as amended (1)
6.6.2	ML-49579-OBA (1)
6.6.3	ML-51705-OBA (1)
6.7	Agreement with JP Morgan Chase Bank (1)
6.8	Sale of Future Receivables Agreement with Libertas Funding, LLC dated January 21, 2023
6.9	Invoice Purchase and Sale Agreement with Alterna Capital Solutions, LLC dated December 21, 2022
6.10	Debt Satisfaction Agreement with KF Business Ventures LP dated April 6, 2023
6.11	Sale of Future Receivables Agreement with Libertas Funding, LLC dated February 21, 2023
6.12	Sale of Future Receivables Agreement with Libertas Funding, LLC dated May 7, 2023
6.13	Sale of Future Receivables Agreement with Libertas Funding, LLC dated May 17, 2023
6.14	Loan with Lendspark Corporation dated June 14, 2023
11	Consents of Attorneys and Accountants
11.1	Consent of Accountant to Sky Quarry Inc. (4)
11.2	Consent of Accountant to 2020 Resources LLC and 2020 Resources (Canada) Ltd. (4)
11.3	Consent of Attorney (1)
11.4	Consent of Auditor to Sky Quarry Inc
99.1	Audit Committee Charter
99.2	Compensation, Nomination, Corporate Governance Committee Charter
99.3	Health, Safety and Environment Committee Charter
99.4	Company Code of Business Conduct and Ethics

Notes:

(1)Filed on July 7, 2021 with the Company's original Offering Statement on Form 1-A and subsequent Amendments thereto.

(2)Filed on November 15, 2021 with Post-Effective Amendment No. 1 to the Offering Statement on Form 1-A.

(3)Filed on November 16, 2021 with Post- Effective Amendment No. 2 to the Offering Statement on Form 1-A.

(4)Amended and filed on January 11, 2022 with Post-Effective Amendment No. 3 to the Offering Statement on Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Chief Executive Officer
Date:	September 1, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Principal Executive Officer
Date:	September 1, 2023

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Principal Finance Officer, Principal Accounting Officer
Date:	September 1, 2023